Exhibit 8.5

EnergyOne Technologies Forms Strategic Alliance with Shorebreak Energy Developers

(Lexington, Kentucky, February 7, 2011) – EnergyOne Technologies, Inc. today announced a strategic alliance with Shorebreak Energy Developers, LLC. a California based renewable energy developer. Under the arrangement, Shorebreak Energy will provide engineering, construction, and power contract support services for various solar projects that EnergyOne plans to own and operate. EnergyOne will perform engineering and construction support services for Shorebreak Energy projects requiring utility distribution and energy storage infrastructure. The alliance will allow both companies to leverage each others core strengths in developing a variety of renewal energy projects.

“We are pleased to join forces with Shorebreak Energy, and we are excited to be working with their teams” said EnergyOne Technologies, CEO, Francis Zubrowski. Shorebreak Energy’s expertise in all aspects of solar engineering, power contracting, and construction stand apart from its peers and their industry experience provides EnergyOne with what we need for moving forward with our strategy for building micro grid solar stations using renewable energy.

About EnergyOne Technologies, Inc.

EnergyOne Technologies, Inc. headquartered in Lexington, Kentucky with facilities in California and Texas, is a provider of renewable energy solutions and a manufacturer of next generation technologies. For more information about EnergyOne Technologies, please visit our website at www.energyonetech.com.

About Shorebreak Energy Developers

Shorebreak Energy Developers, LLC, headquartered in San Juan Capistrano, California, is a provider of Solar Integration, Electrical Contracting, and Energy Management solutions. For more information about the Shorebreak Energy Developers, please visit their website at www.shorebreakenergy.com.